

Mail Stop 3720

December 3, 2007

Via U.S. Mail and Fax (703) 707-2472
Mr. Neil L. Hazard
Chief Financial Officer
Motient Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

> **RE: Motient Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
>
> **Form 10-Q for the quarter ended September 30, 2007**
> **File No. 0-23044**

Dear Mr. Hazard:

   We have reviewed your supplemental response letter dated November 27, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-K for the year ended December 31, 2006

1.   Refer to your response to comment 1 in the letter dated August 15, 2007. As communicated to you orally on November 28, 2007 we believe that the exchange of some of your ownership interest in MSV for non voting shares of Skyterra is not within the scope of SFAS140 because it does not meet the definition of a "transfer." We believe that the equity swap transaction related to the 30 million non-voting common shares of Skyterra that must be distributed to Motient's common shareholders should be accounted for as a nonreciprocal distribution to shareholders using the historical cost basis under APB 29. The remaining 9.9 million non voting shares, as well as the [3.6 million] voting shares, are not within the scope of APB 29 because such shares meet the scope exception in paragraph 4(e). Since there is no GAAP directly on point with respect to the 9.9 million non-voting shares and [3.6 million voting shares] received in the exchange, tell us why you believe it is appropriate to use fair value accounting to account for the exchange related to this portion of the transaction. Your response should include citations to the accounting literature you analogized to in reaching your conclusion.

2.   Refer to your response to comment October 16, 2007 as expanded in the letter dated November 27, 2007. As communicated to you orally on November 28, 2007 we believe that you should record a dividend liability for what appears to be your contractual obligation to distribute the 30 million non voting common shares of Skyterra to your shareholders. The dividend liability should be recorded at the date of the exchange in September 2006. While we understand that you may be unable to effectuate the dividend under Delaware law if it would render you insolvent, it appears to us that not making a distribution to your shareholders would require subsequent negotiation of your agreement with Skyterra. Therefore, it would only be upon subsequent negotiation that the dividend liability would cease to exist, and any subsequent negotiation would not impact whether or not the company had a liability at the date the transaction was entered into. Your response should also address subsequent accounting for the dividend liability. For example, if the assets which are to be distributed to your shareholders are written-down due to an other than temporary impairment, how do you believe the dividend liability should be accounted for? Should it also be reduced or increased to reflect the underlying value of the assets to be distributed? Your response should include citations to the accounting literature you analogized to in reaching your conclusion. To the extent you continue to believe no dividend liability is appropriate, tell us your basis in GAAP. Your response should address the recordation as an asset of the 30 million shares that you are legally obligated to use "commercially reasonable efforts" to distribute to your shareholders.

3.   On our last conversation on November 28, 2007 you believe that the impact of the above adjustments will not have a material impact in your financial statements. As we discussed during our conversation, your materiality discussion should be more robust than that provided in your response filed November 27, 2007. Rather than merely reciting SAB 99, please provide an analysis of the factors considered in reaching your conclusion. Additionally, to help us understand your assertion with respect to materiality, please provide us with your quantified analysis of the impact in your financial statements for the quarter ended September 30, 2006, the year ended December 31, 2006 and subsequent quarterly periods. Your analysis should show us how the company reported the transaction in its public filings with the Commission, and how the financial statements will look if you were to revise them. Your analysis should reflect the following changes in accounting, for which you may want to show the impact of each item separately:

- the exchange of the 30 million non-voting common shares at book value in accordance with APB 29 rather than fair value;

- the dividend liability related to the shares that you are required to distribute at the time of the exchange;

- your investment in the non-voting shares of Skyterra at cost under APB 18 rather than treating the investment as a SFAS 115 security;

- the recognition of any "other than temporary" impairment in your cost method investment in Skyterra's non-voting shares.

4.   Provide us with a roll forward of the $196.9 million gain on exchange recognized in the third quarter of 2006 to the $41.5 million gain on sale recognized for the year ended December 31, 2006. In this regard, we note that you chose to present one line item for both transactions rather than separate line items and it is unclear why the gain recognized on the exchange decreased. This roll forward should clarify the portion of the gain that is realized (i.e., the [3.6 million] shares that were sold, the unrealized gain related to the 9.9 million shares which may be sold and the unrealized gain associated with the 30 million shares to be distributed to your shareholders.

5.   Provide us with a roll forward of the $52.3 million in OCI at September 30, 2006 to the $0 balance at December 31, 2006. Provide us with sufficient information to determine how you came up with the $52.3 million at September 30, 2006.

6.   Provide us with a roll forward of your investment in Skyterra, starting with the date of the transaction, to the $438.7 million investment recognized at September 30, 2006 to the $293.5 million at December 31, 2006 and to the balance of your investment as of each of the subsequent interim periods in 2007.

7.   As discussed during our telephone conversation on November 28, 2007, with respect to the response to prior comment 5 in your response dated October 16 and filed November 8, 2007, SFAS 5 requires the use of judgment to determine whether liability recognition is appropriate. We believe that management, after giving consideration to advice received from legal counsel related to the status of the lawsuit, is in the best position to make a determination as to whether or not a liability should be recognized. Accordingly, we remind you of your disclosure obligations in this area, but have no further comment on this matter at this time.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director